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                                                                     EXHIBIT 1.1

AASI AIRCRAFT

                                                           FOR IMMEDIATE RELEASE

                 AASI Moves to Acquire Mooney Aircraft's Assets;
                     Initial Step in AASI's Growth Strategy

LONG BEACH, California - February 8, 2002 - Advanced Aerodynamics & Structures, Inc. (OTCBB: AASI) announced today announced today that it has purchased Congress Financial Corp.'s position as senior secured creditor for Mooney Aircraft Corporation of Kerrville, Texas. On February 6th, the US Bankruptcy Court in San Antonio, Texas, approved an operating agreement which allows AASI to manage Mooney while a plan of reorganization is prepared for approval. Mooney has operated under the protection of Chapter 11 bankruptcy since July 2001.

AASI, located at Long Beach Airport, CA is developing a line of high performance turboprop aircraft featuring exceptional safety characteristics and ease of flight. Mooney Aircraft Corporation is the world's leading supplier of high performance single engine general aviation aircraft primarily serving business and owner-flown markets. Mooney has produced over 10,000 aircraft since its founding in 1947, and presently has over 8,000 aircraft in operation in the US alone.

AASI intends to acquire Mooney Aircraft's assets, and return to full production of the Mooney Aircraft line. The new company formed from AASI and Mooney's assets will operate under the Mooney name. Citing a unique confluence of events including general aviation tort reform, the availability of several top quality general aviation lines, and the continued degradation in the convenience of airline travel following September 11, Roy Norris, the President and CEO of AASI and the former President of Beach Aircraft summarized the Company's position as follows: "We believe that we are on the doorstep of a major new growth phase in small piston engine, turboprop and micro jet aircraft as the only practical alternative for executive travel for companies with $10 to $100 million in sales. All of us at AASI are very excited about this opportunity."

He added, "the acquisition of Mooney's assets is the first step in our strategy to become a leading supplier of piston, turboprop and light jet aircraft for the business and owner-flown general aviation markets. It is our intention to accomplish this objective through both the acquisition of existing high quality general aviation product lines and development of revolutionary new aircraft models. We have received financing commitments to carry out the acquisition of Mooney's assets."

Mr. Norris indicated that this strategy would include the continued development of the JETCRUZER 500 as the safest and easiest to fly business/owner-flown aircraft available. To enhance the JETCRUZER 500, the Company plans to evolve the airplane's design with the goals of reducing weight and manufacturing costs and introducing new avionics to enhance safety of flight.

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                                        Advanced Aerodynamics & Structures, Inc.
                                                                        Page Two

The Company believes that the redesigned JETCRUZER 500 will be better positioned to serve as a step-up aircraft from Mooney products through the use of similar interior and panel design schemes. AASI estimates that these design changes to the JETCRUZER 500 will require approximately eighteen months followed by an estimated 12-month flight-testing program, culminating in FAA certification. Commercial production at the Kerrville facility will follow.

Mr. Norris stated, "As these JETCRUZER 500 design changes are being completed, the Company will fully integrate the AASI and Mooney operations. Our goals are to create a dynamic new general aviation company, return Mooney to full production and create substantial potential for earnings growth for the Company and its shareholders."

It is the Company's intention to keep its headquarters, development and marketing activities in its current Long Beach, California airport facility. Upon integration of the product lines, the Long Beach facility will become a major Mooney factory service and delivery center for all of the Company's aircraft models. All manufacturing for the Mooney line, plus future production of the JETCRUZER 500, is planned for Kerrville, Texas.

The Company's immediate priority is to restore Mooney spare parts manufacturing and customer support activities to ensure that Mooney operators can obtain spare parts and service for their airplanes. Work will begin immediately to build inventory levels of parts to permit a near term return to new aircraft production.

"A significant component of the factors that drove Mooney into bankruptcy was spiraling costs that were passed along as price increases for Mooney's products. Our intentions are to reverse this cost cycle prior to a return to full production," stated Mr. Norris. "We intend to produce a quality product at a competitive price. The rate of our return to full production will be modulated by our success in achieving these cost reductions," he added.

AASI is being advised by Balfour Advisors, LLC, a New York investment firm which provides financial advisory services to companies. Balfour advised AASI in the acquisition of the secured debt of Congress and is assisting in the reorganization of Mooney Aircraft Corp. "We think this is a tremendous opportunity for this seasoned management team to turnaround a brand name franchise. We look forward for our continued involvement with the Company," said Joseph E. Sarachek, President of Balfour Advisors, LLC. Balfour is actively reviewing additional strategic opportunities for AASI.

AASI intends to seek further product line acquisitions in the general aviation industry to complement the existing Mooney and JETCRUZER product lines.

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                                        Advanced Aerodynamics & Structures, Inc.
                                                                      Page Three

Certain statements contained in this news release regarding matters that are not historical fact, are forward looking statements; actual results may differ materially from those set forth in the forward looking statements, which statements involve risks and uncertainties. Actual results could differ materially because of factors such as: an inability to complete the acquisition of the assets of Mooney Aircraft or other companies; an inability to successfully or timely complete the design changes to the JETCRUZER 500; an inability to obtain timely regulatory approval of the JETCRUZER 500; an inability to successfully integrate AASI's operations with those of acquired companies or assets; an inability to obtain sufficient financing to pursue AASI's strategy; an inability to meet estimated production schedules; the competitive market for sales of small business aircraft, and those risks and uncertainties set forth in the Company's most recent Form 10-KSB and Form 10-QSB on file with the SEC.

For further information, please contact Advanced Aerodynamics & Structures Inc., Long Beach, Investor Relations Manager, 562/938-8618, IR@aasiaircraft.com. For product or corporate information: Gene Comfort, Executive Vice President, 562/938-8618, gcomfort@aasiaircraft.com. Additional information is available at the Company's website: http://www.aasiaircraft.com/ . For further information about Balfour Advisors, please contact Joseph E. Sarachek, 620 Fifth Avenue, 7th Fl., New York, New York 10020 (212) 489-8040, (212) 265-8049 fax or at
www.balfournyc.com .

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